News Release
Kupol Project Update:
Project Loan Financing
2005 Development Work on Schedule
New Exploration Drill Results Further Expand Kupol

Vancouver, September 6, 2005 - Bema Gold Corporation (TSX, AMEX: BGO, AIM: BAU) announces updates on the financing, development and exploration of the Kupol Project located in Chukotka, Russia. All dollars figures are in United States Dollars unless otherwise indicated.

Project Financing

Bema is pleased to announce that it has received commitment letters from its Mandated Lead Arrangers, Bayerische Hypo- und Vereinsbank AG ("HVB") and Société Générale Commercial and Investment Banking ("SG CIB") for a fully underwritten commercial tranche of $280 million for the construction and development of the Kupol Mine. In addition, Bema is nearing completion of negotiations for a second tranche for the project loan of up to $120 million with a group of multilateral and finance institutions, including Export Development Canada (“EDC”) and Caterpillar Financial SARL. Both tranches of the project loan will be administered by HVB, as documentation and facility agent, and SG CIB as technical agent.

The HVB/SG CIB commercial tranche, which is subject to final documentation and standard terms and conditions of the project loan, will have a seven year term from draw down and be guaranteed by Bema until economic completion. The interest rate will be LIBOR plus 2% prior to completion, and LIBOR plus 2.5% for two years after completion, and then LIBOR plus 3% for the remaining tenor (each is net of political risk insurance).

The second tranche of the project financing will have terms and conditions similar to the commercial loan but will have a term of eight years from draw down and will be drawn pro rata with the commercial tranche.

Estimated preproduction capital costs to develop the Kupol Mine remain at $364 million and the total cost including start up working capital, preproduction capital costs, financing fees and interest during construction, is estimated at $460 million. In addition Bema has invested a total of $51 million in exploration and feasibility work and $45 million in property payments to date.

As of the end of July 2005, Bema has expended over $108 million of the preproduction capital costs, funded largely by the $150 million Kupol Bridge Loan Facility from HVB (see press release date 06/24/05). Bema plans to repay the bridge loan from the proceeds of the Kupol project loan.

Development and Procurement

The 2005 Kupol development program is on schedule and on budget. The foundations for the SAG and Ball Mills are nearing completion and six 3000 cubic metre fuel tanks have been erected. All of the mill site earth works are complete, as is the pad for the permanent man camp and the roads to the airport and to the south. Water well testing is also complete, indicating enough fresh water to meet the mill and camp requirements.

The 2005 equipment procurement program is also on schedule. Two ships have arrived in the port city of Pevek, Northern Russia and four more are expected to arrive by early October. The ships contain all of the supplies necessary for the 2006 development program including the man camp, mill and administrative buildings and most of the mill equipment. This equipment will be trucked to site between January and April over 400 kilometres of ice roads. The main construction years at Kupol will be 2006 and 2007 and the project is on schedule to commence production in mid 2008.

Bema recently released (see press release dated June 3, 2005) a feasibility study for the Kupol project demonstrating that it is technically feasible and can be developed as a high grade, low cost gold and silver mine with robust project economics. The mine is expected to produce an average of approximately 550,000 ounces of gold per year at an operating cash cost of $47 per ounce and a total cash cost of $88 per ounce for a minimum of 6.5 years. * The Kupol project is a joint venture between Bema and the Government of Chukotka. On August 30th, Bema made a payment to the Government of Chukotka in the amount of $14.5 million and has now met the requirements to acquire its 75% of the project.

* using silver as an operating credit

2005 Exploration Update

Additional high grade drill results have been received from the 2005 exploration program at the Kupol Project. A total of 170 holes totaling 40,890 metres of the 45,000 metre drilling program have been completed to date. Highlights from the exploration program include: the discovery of significant gold and silver mineralization at a depth of 500 metres, which is approximately 270 metres below the previously projected bottom of mineralization in the South and Big Bend zones, indicating that the Kupol vein remains open at depth in these zones; the extension of the North Extension zone a further 300 metres north from the last hole in the 2004 exploration drill program; and the discovery of the Vtoryi II vein, which indicates that high grade mineralization exists on veins outside the main Kupol structure.

In addition, the 2005 infill drill program has been completed and drilling in the Central zone has encountered high grade gold and silver mineralization in areas previously thought to contain unmineralized dykes. Furthermore, drilling in the South Offset zone, 50-80 metres east of the main South zone, has intersected very high grade gold and silver values. Results are still pending on several additional holes.

Deep drilling

Four holes were drilled to test for the presence of stacked gold systems within the main Kupol vein. Hole KP05-599 was drilled to a depth of 600 metres below the South zone and encountered a 3.15 meter wide (true width of approximately 2.65 metres) vein grading 6.13 g/t gold and 77.12 g/t silver including, 1.30 metres of 14.7 g/t gold and 185.31 g/t silver. Core recoveries were poor (35%) in the zone, but where present, the crustiform banded vein fragments contain visible gold, sulphosalt and silver sulphide (acanthite) mineralization. This mineralization is significant as it occurs 270 metres below the previously defined base of precious metal mineralization (see news release dated 08/12/04), suggesting the presence of stacked mineralized zones at Kupol. Hole KP05-550A was drilled under the North Extension zone and intersected a banded chalcedonic quartz veined zone from 747 to 774 metres down hole. This veined zone contained only anomalous levels of gold and silver (to 1.04 grams per tonne (g/t) gold and 15.20 g/t silver), but indicates that the Kupol quartz vein system has a vertical extent in excess of 850 metres. Two additional holes (KP05-584 and 553) were drilled to depth under the Big Bend and the Central zones, and encountered stringer zones adjacent to dykes. Further deep drilling is underway in the South zone.

Hole #		FROM (metres)	TO (metres)	LENGTH (metres)	GOLD (g/t)	SILVER (g/t)
KP05-550 KP05-553 KP05-584 KP0-599*	Incl. Incl.	769.75 532.9 481.0 482.0 483.0	770.6 538.3 484.15 483.30 483.30	0.85 5.40 3.15 1.30 0.30	1.04 NSR 1.69 6.13 14.70 41.78	15.20 NSR 20.71 77.12 185.31 537.0
*Only 35% of the core was recovered in this intercept

North Extension Zone

Deep drilling in the North Extension zone has confirmed the existence of the Kupol vein system 200 metres deeper than in previous intersections and 200 metres further north, giving the Kupol system a vertical extent of greater than 850 metres and mineralized strike length of 3.7 kilometres. In addition drilling in 2005 has encountered the Northern Extension zone 100 metres nearer to surface. Highlights from the recent drilling include KP05-505 which intersected 53.22 g/t gold and 1,214.76 g/t silver over 7.70 metres, including 382.9 g/t gold and 8,184.60 g/t silver over 1.0 metre and is located approximately 100 metres outside of the current inferred resource boundary. Two holes drilled 150 metres north of the hole KP05-492 (announced on 07/12/0: 4.7 metres of 13.5 g/t gold and 105.6 g/t silver), and beyond the 200 metre extension within a several kilometre long magnetic low, intersected up to 10 metres of veining however contained low grade. The strength of the magnetic low suggests that the mineralization remains open to the north. Selected drill results from the Northern Extension zone are listed below:

Hole #		FROM (metres)	TO (metres)	LENGTH (metres)	GOLD (g/t)	SILVER (g/t)
KP05-505 KP05-521 KP05-527 KP05-538A KP05-581	Incl. Incl. Incl. Incl. Incl.	524.6 528.3 578.4 579.4 501.90 502.9 537.90 537.90 516.40 516.40	532.3 529.3 580.4 580.4 504.90 503.9 547.45 539.40 525.70 518.80	7.70 1.00 2.00 1.00 3.00 1.00 9.55 1.50 9.30 2.40	53.22 382.9 6.01 9.32 7.01 12.98 4.93 21.10 7.34 20.81	1,214.76 8,184.60 154.15 235.30 172.33 401.70 213.35 1,279.00 122.10 433.67

North Zone

Stripping, mapping and channel sampling of the south part of the North zone is continuing from where the work left off last year, with an additional 80 metres of strike length of the vein system exposed to date in 2005. Channel sampling at 10 metre intervals up to the Premola fault demonstrates the continuity of the high gold and silver grades. Highlights include 8.45 metres grading 45.28 g/t gold and 311.31 g/t silver in sample line TP92210, and 7.77 metres grading 47.63 g/t gold and 463.41 g/t silver in sample line TP92230.

Vtoryi II Vein

Since the recent discovery of the Vtoryi II vein (see press release dated 07/12/05), 47 holes totaling 5,159 metres have been drilled extending the strike length to 550 metres and depth to 200 metres. The Vtoryi II vein lies beneath the planned tailings dam location, and as a result, a large number of shallow holes were drilled to prove that the vein does not have economic mineralization near surface. Deeper in the vein a high grade shoot has been defined over a strike length of 200 metres and to a depth of 175 metres. Highlights from the recent drilling include 93.42 g/t gold and 3,288.26 g/t silver over 0.90 metres in hole KP05-525, 96.70 g/t gold and 220.60 g/t silver over 0.70 metres in hole KP05-533A and 28.0 g/t gold and 145.25 g/t silver over 1.95 metres in hole KP05-588. True widths are believed to be approximately 75-85% of the intersected widths. Vtoryi II is located approximately 1 kilometre southwest of the Big Bend zone, 300 metres west of the Southern Extension zone and remains open in all directions. The discovery of the Vtoryi II vein and subsequent follow-up drilling indicates that high grade gold and silver veins exists on the property outside of the main Kupol vein.

Selected drill results from the Vtoryi II vein are as follows:

Hole #	FROM (metres)	TO (metres)	LENGTH (metres)	GOLD (g/t)	SILVER (g/t)
KP05-520 KP05-525 KP05-533A KP05-536 KP05-547 KP05-556 KP05-561 KP05-578 KP05-588	64.65 89.0 169.10 97.20 118.80 43.90 51.85 55.30 122.55	66.40 89.90 169.80 98.50 119.20 44.40 52.55 55.80 124.50	1.75 0.90 0.70 1.30 0.40 0.50 0.70 0.50 1.95	13.23 93.42 96.70 9.77 15.84 2.18 23.42 35.00 28.0	85.48 3,288.26 220.60 338.15 174.40 224.30 831.60 364.60 145.25

Other New Veins

In addition to the Vtoryi II vein, the 2005 exploration program has identified four new veins outside the main Kupol vein. Two veins are located in the Vtoryi area, one of which (Vtoryi I) was announced previously (see news release dated: 07/12/05) and another has recently been drilled. A third new vein located 300 metres east of the main Kupol vein has been tested in three drill holes and a fourth, 600 metres east of the main vein, has been trenched. Results are pending for these new veins.

South Zone/ South Offset Zone

Twenty seven holes totaling 7,656 metres have been drilled to date in 2005 in the South and South Extension zones. Of these holes 12 intersected the South Offset zone, which is situated 50 to 80 metres east of the South veins. The offset vein has been outlined over a strike length of 175 metres, to a depth of 150 metres and remains open to the south. Highlights of the recent drilling of the Offset vein include KP05-518 (6.07 metres grading 111.82 g/t gold and 157.24 g/t silver) and KP05-506 (2.0 metres grading 20.84 g/t gold and 153.99 g/t silver). These intercepts could result in an increase in the size of the planned South/Big Bend open pit.

Drilling of the main South zone veins continued to define high grade zones disrupted by dykes. Significant new results from these veins included KP05-515 (5.0 metres grading 36.07 g/t gold and 116.21 g/t silver) and KP05-523A (9.10 metres grading 19.97 g/t gold and 346.19 g/t silver and 5.20 metres grading 59.79 g/t gold and 1,652.37 g/t silver).

Four holes tested the southern extension of the South zone under a previously identified ore shoot within a region of rhyolite dyking. Hole KP05-539 intersected 2.80 metres grading 11.04 g/t gold and 11.55 g/t silver and hole KP05-546 intersected 2.20 metres grading 12.82 g/t gold and 225.05 g/t silver. These holes extend the shoot 125 metres deeper than previous drilling, giving a vertical extent of approximately 275 metres to mineralization in this area. The South zone and the South Offset zone veins remain open along strike and at depth.

Selected results from the South zone drilling are summarized below:

Hole #		FROM (metres)	TO (metres)	LENGTH (metres)	GOLD (g/t)	SILVER (g/t)	COMMENTS
KP05-506 KP05-515 KP05-518 KP05-523A KP05-526 KP05-539 KP05-546 KP05-575 KP05-590	And And And And And And And And And And And Incl. And Incl. And	104.9 108.3 146.30 30.30 32.70 95.60 119.10 126.90 157.30 90.70 93.20 115.0 97.0 101.4 105.0 110.10 267.80 269.90 272.60 229.50 196.0 200.25 220.60 336.80	106.0 110.3 149.0 31.50 35.60 100.60 119.90 132.97 160.30 91.60 102.30 120.20 98.40 102.4 105.90 111.10 272.20 272.20 275.40 231.70 202.60 201.70 221.30 341.95	1.10 2.00 2.70 1.20 2.90 5.00 0.80 6.07 3.00 0.90 9.10 5.20 1.40 1.00 0.90 1.00 4.40 2.30 2.80 2.20 6.60 1.45 0.70 5.15	19.40 20.84 10.97 11.04 14.72 36.07 29.36 111.82 17.73 20.54 19.97 59.79 16.11 13.08 24.24 25.97 4.32 7.44 11.04 12.82 3.19 6.01 11.72 0.67	98.10 153.99 41.72 484.30 68.38 116.21 117.60 157.24 194.78 162.10 346.19 1,652.37 89.96 90.20 198.70 218.90 5.11 6.82 11.55 225.05 17.35 22.86 7.40 14.36	South offset zone South offset zone South offset zone South offset zone South offset zone South offset zone

Stripping, mapping and sampling of the central part the South zone was completed in July enabling this area to be evaluated for mine planning. Excellent continuity of high grades was outlined over the 40 metres strike of vein exposure and will result in a small expansion to the open pit.

Central zone

Thirty seven exploration and infill drill holes, totaling 9,289 metres, have been completed in the Central zone in 2005 to upgrade the resource in the southern portion from inferred to indicated classification. The new drilling in this area has identified gold and silver rich veining within areas previously modeled as dykes. Highlights of the new drilling include hole KP05-507 (3.40 metres grading 32.28 g/t gold and 253.43 g/t silver and 3.70 metres grading 27.32 g/t gold and 690.52 g/t silver) and hole KP05-537 (10.30 metres grading 25.94 g/t gold and 365.04 g/t silver). Selected results from the Central zone drilling are listed below:

Hole #		FROM (metres)	TO (metres)	LENGTH (metres)	GOLD (g/t)	SILVER (g/t)
KP05-496 KP05-498 KP05-507 KP05-537 KP05-540 KP05-549 KP05-554 KP05-560 KP05-562	Incl. And Incl. Incl. And And	223.60 257.10 257.10 146.30 155.40 221.50 228.4 286.80 290.40 181.50 257.00 169.50 180.10 83.50 85.35	226.40 265.50 258.75 149.70 159.10 231.80 229.00 292.30 291.50 186.50 261.50 171.00 184.70 84.50 89.20	2.80 8.40 1.65 3.40 3.70 10.30 0.60 5.50 1.10 5.00 4.50 1.50 4.60 1.00 3.85	33.09 5.10 16.47 32.28 27.32 25.94 275.40 6.63 15.56 17.60 12.79 45.33 6.08 77.29 14.36	624.95 71.68 287.34 253.43 690.52 365.04 4,815.90 64.98 113.50 283.72 98.21 1001.62 18.85 1,709.90 111.57

These results indicate that the main Kupol vein continues to increase in size and remains open to the north, south and at depth. Drilling is ongoing and the remainder of the 2005 drill program will focus on defining new veins throughout the Kupol property.

All results contained in this news release have been validated by a Quality Control Program ("QC"), which has been designed in concert with an independent consultant to meet or exceed the requirements of NI 43-101. This QC program includes the use of certified standard reference samples, coarse field blank material and duplicate sampling as described at length in earlier news releases and in the recently released technical reports for the Kupol project on April 4, 2005 and July 5, 2005. Tom Garagan, Vice President of Exploration for Bema Gold Corporation, is the Qualified Person for this exploration project.

On behalf of Bema Gold Corporation

“Clive Johnson”
Chairman, CEO, President

For more information please visit our website at www.bema.com or to speak to a Company representative please contact:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). Symbol: BGO. Bema Gold also trades on the London Stock Exchange’s Alternative Investment Market (AIM). Symbol: BAU.
Some of the statements contained in this release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied.